Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Maximizing the Potential for

Unprecedented Growth in Aesthetics

VALEANT
Pharmaceuticals	International, Inc.
1

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transactions; the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Objectives of this meeting

Thank you for coming to our initial Steering Committee/Physician Board Meeting- you are here because each of you are indisputable thought-leaders and practitioners and are among the highest regarded physicians by your peers

Our objective over the next two days is to get your feedback, advice, and guidance on how Valeant can become the leader in aesthetics and turbo-charge the overall growth of the aesthetics market

By the time we leave, we want to understand what is most important to you- specifically how we can best:

– Accelerate the growth of the aesthetic market

– Integrate Valeant and Allergan to create the world’s best aesthetics company

– Determine how we best interact with our Steering Committee/Physician Board going forward

– Serve you, our customers, and your patients both now and in the future

The Valeant Team here this weekend

Gene Burdette, Solta Medical, Director of Marketing

Seana Carson, Vice President Chief Compliance Officer

Jaime Castle, Director of KOL and Professional Development

Sheetal Davitt, Director of Marketing, Aesthetics

Colleen Goggins, Valeant Board Member

Charles Hahn, Vice President Physician and Specialty Development

Vladimir Paul-Blanc, Solta Medical, General Manager

Mike Pearson, Chairman & CEO

Robert Polans, Vice President Aesthetics

Tage Ramakrishna, Chief Medical Officer & Head of R&D

Dan Spira, General Manager, Australia/New Zealand

5

Agenda

Valeant Overview

– Operating principles

– Business

– Innovation model

Why we love aesthetics

– Current market dynamic

– Opportunity for massive expansion

Allergan

– Update on acquisition

– What we want to do with Allergan aesthetics

Ongoing role of advisory committee

Agenda

– Operating principles

– Business

– Innovation model

Why we love aesthetics

– Current market dynamic

– Opportunity for massive expansion

Allergan

– Update on acquisition

– What we want to do with Allergan aesthetics

Ongoing role of advisory committee

Valeant Operating Principles

1. Put patients and our customers first by maintaining the highest ethical standards in the industry

2. Select high-growth business segments (therapeutic areas and geographies) where the healthcare professional is still the primary decision maker

3. Maintain a bias toward durable products that are largely cash pay, or are reimbursed through private insurance

4. Focus our resources on bringing new products to the market (output), not R&D spend (input)

5. Maintain a decentralized operating model to ensure decisions are made close to the customer

6. Focus our promotional spending on customer-facing activities

7. Measure all of our operating units on organic growth and cash flow generation

8. Require Internal Rates of Return (IRR) significantly above our cost of capital, coupled with short-term cash paybacks for all of our deals

9. Directly link senior management compensation to long-term shareholder returns 10. Ensure tight controls and rigorous compliance standards while avoiding overspending

Our Business: Strong Growth Platforms

VALEANT
Pharmaceuticals International, Inc.

Developed Markets $4.2B

Derm Rx (~$940M)
- ELIDEL
- Acanya Gel
- XERESE

Eye Health (~$850M)



Bio true
Istalol
PureVision2

Aesthetics (~$160M)
- OBAGI MEDICAL
- SOLTA MEDICAL
- NEOTENSIL

Neuro & Other (~$1.5B)
- Wellbutrin XL (bupropion HCl)
- Xenazine (tetrabenazine)

Dental (~$135M)
- Arestin minocycline HCl 1mg MICROSPHERES
- ez-white

Consumer (~$600M)



CeraVe
PreserVision
Eye Vitamin
& Mineral Supplement

\+

Emerging Markets $2.1B

EMEA
- Russia / CIS
- Poland
- Turkey
- Middle East

Latin America
- Brazil
- Mexico

Asia / South Africa
- China
- Vietnam
- Indonesia
- South Africa

VALEANT Pharmaceuticals International, Inc. 9

Valeant’s perspectives on industry innovation

Innovation is critical for the future of healthcare and the success of Valeant

Majority of innovation coming from outside the big industry players

– Big Pharma, primarily sourcing innovation by buying later-stage products driven by biotechs, venture capital, start-ups, foundations, physicians, and academic centers

– Leading products largely developed outside of Big Pharma

Valeant’s strength in R&D/innovation focused on:

– Core areas of dermatology, ophthalmology, and branded generics

– Focused on line extensions and reformulations, where returns are more certain, and where Valeant has expertise

“Innovation has nothing to do with how many R&D dollars you have. When Apple came up with the Mac, IBM was spending at least 100 times more on R&D. It’s not about money. It’s about the people you have, how you’re led, and how much you get it.”

–—Steve Jobs, Forbes 1998

R&D productivity in pharma has been declining since the 1950s

Overall trend in R&D efficiency

1000 spending 100 R&D in 10 $ B / drugs 1.0 of #

0.1

1950 1960 1970 1980 1990 2000 2010

Source: “Diagnosing the decline in pharmaceutical R&D efficiency”, Jack W. Scannell, Alex Blanckley, Helen Boldon & Brian Warrington, Nature Reviews Drug

Discovery 11, 191-200 (March 2012);

Evidenced by both scientific & business publications

• the CEO of GlaxoSmithKline, believes that declining R&D productivity is his industry’s primary problem

– Rebuilding the R&D engine in Big Pharma, 2008

• The number of new drugs approved per billion US dollars spent on R&D has halved roughly every 9 years since 1950, falling around 80-fold in inflation-adjusted terms.

– Diagnosing the decline in pharmaceutical R&D efficiency, March 2012

• The pharmaceutical industry is in a period of crisis due to the low number of new drug approvals relative to the high levels of R&D investment.

– Getting pharmaceutical R&D back on target, March 2011

R&D spend across the top 10 pharma cos has flattened after a decade of double digit growth

Combined R&D spend $ Billions

CAGR: 0%

67.5 67.1 68.5

62.4 66.6 58.8 58.9

CAGR: 10%

52.5 44.8 42.8 38.1 31.3 26.6 27.8 25.0 22.2

1998 99 2000 01 02 03 04 05 06 07 08 09 10 11 12 2013

Note: Includes J&J, Roche, Bayer, Sanofi, Eli Lilly, Novartis, Pfizer, GSK, Merck, AstraZeneca

Focusing on R&D Output Rather than

Input

Traditional Big Pharma input-driven approach

Valeant’s output focused approach

Focus on shots on goal

Focus on productivity – outputs measured against inputs

Higher spend levels assumed to generate – Lower risk projects more new products – Decentralization helps ensure right products for right markets

Incentives linked to investment levels – Focus on line extensions and new indications

Portfolio prioritization via rigorous, unbiased peer scientific review

Case Example: Internal R&D Jublia North America

Approved June 8th, 2014

Total development costs of ~$35M from NCE to approval

Substantially lower cost than typical estimates of drug development of approximately $1.2B per NCE2

Utilized distinctive development expertise where it matters

Expected

– Internal team focused on critical activities (e.g., study design /

management, regulatory interactions)

$300-8

00M

– Leveraged DOW team for formulation expertise

All other via vendors in 2018 – activities / CROs

? Made technical leads responsible for all functions related to their area – ‘entrepreneurial/start-up’ model

? Full time project team of 7 FTEs

1 Total cost since 2006 (Valeant acquired in 2008)

2 $1.2B as per

PhRMA profile 2013

Case Examples: Late stage acquisitions/licensing

■ Acquired WW rights to Emerade anaphylaxis injector from Larsson family ■ Larsson family continues to work on next generation Emerade

■ Partnered WW rights from Living Proof & 3 MIT scientists responsible for development ■ Entrepreneurs continue to work on new platforms and products

■ Bought option to acquire Ideal Implant from Dr. Bob Hamas and shareholders

■ Acquired WW rights for low dose brimonidine from Dr. Lee Eye Therapies, LLC Nordan and Dr. Jerry Horn ■ Dr. Nordan continues to develop novel therapies

Case Study: CeraVe®,Innovation in Partnership with Dermatologists

$120M

Big Pharma convention for consumer products to focus on consumers via DTC and ignore the physician

Ignored convention and partnered with dermatologists to build the brand, continuing to detail and sample, providing them a trusted brand to recommend to patients

Listened to physician and consumer feedback to build out brand extensions based on their need

• 30 New Products Launched Since Acquisition, and rolling product out globally – Total Retail Sales Now $120M+

Agenda

• Valeant Overview

– Operating principles

– Business

– Innovation model

• Allergan

– Update on acquisition

– What we want to do with Allergan aesthetics

• Ongoing role of advisory committee

Current dynamics of medical aesthetics market

- **Aesthetic physicians are the primary decision maker in terms of product choice**
  - Many aesthetic physicians are also the source of future innovations
- **Huge market potential**
  - Medical aesthetics~$5B+ market, growing 11%+ per year
  - Mass beauty a $450B+ market, growing 5%+ per year
  - ~50% of sales coming from North America with significant opportunities in emerging markets
- **Open patient access**
  - Primarily self pay market
- **Significant growth opportunity**
  - At least 25% of population interested in a procedure despite only 5% having tried them
  - Aging population more focused on aesthetic outcomes
  - Growing popularity and momentum in aesthetics
  - Significant unmet need and huge opportunity for future innovation
  - Significant opportunities of growth in emerging markets within skin of color and gender

VALEANT Pharmaceuticals International, Inc. 19

Market is currently narrowly defined and $5B+ in value

The Global Medical Aesthetic Market is Expected to Post Growth of 11.5% per Year from 2011 to 2016

Market Segment Est. Global Revenues in 2011 ($MM)

Phototherapy 833.2 8.8% Skin Tightening and Body Shaping 394.7 12.0% Neuromodulators 1,084.5 12.1% Fillers 1,039.8 10.0% Chemical Peels 51.7 4.8% Liposuction 52.9 2.2% Breast Implants 893.3 7.4%

Physician-Dispensed Cosmeceuticals

526.1

5.9%

& Skin Lighteners

Physician-Dispensed Eyelash Products 149.3 16.4% Emerging Products 55.0 91.2% Total 5,080.5 11.5%

* SOURCE: Medical Insight, Inc. “Global Aesthetic Market Research Report March 2012”, “Body Shaping/Skin Tightening Report May 2012”, “Facial Injectables Report April 2012”, “Physician-Dispensed Cosmeceuticals Report May 2012”, Upcoming “Emerging Products Report July 2012”

Significant market to expand active patient pool within current therapies

Concerned with appearance and active considerers or have had a procedure 5% Concerned with appearance and 10% passive considerers

Concerned with appearance 15% but not familiar with all procedures

70% Less concerned with appearance and active rejectors

5x market opportunity by capturing patients “concerned with appearance” but not yet having procedures

Source: Aesthetics Market Qualitative Research

Significant market to expand treatments based on $454B global mass beauty market

From a global perspective most segments are in a growth phase

Market maturity by segment Comments

EMERGING GROWING MATURE AGING • All assessed aesthetic segments have increasing annual growth rates and most of the markets are in a growing stage

Chemical peels

Physician-dispensed eyelash products are an emerging market with high annual growth rate, Cosmeceuticals Chemical peels account for the most mature segment, due to a long history within aesthetics Neurotoxins and association with non-fashion procedures

Dermal fillers

Phototherapy • There are geographic differences in market Skin Tightening & Body Shaping maturity per segment, e.g. the neurotoxin and dermal filler markets are more mature in North America than in Asia-Pacific

Pharma based approach to localized fat

Eyelash products

Super fillers

Female hair thinning

Source: Medical Insight Inc. 23

Cracking the Code of Aesthetics

What elements make up the Aesthetic Code right now?

Uuntapped Physician Consumer Product/

Current Exponential Trial &

Products Insight Market Growth

Experience

Potential

Is this the right formula?

Opportunity to change patient behavior: Clairol example (1/3)

• Situation:

– Since its inception in the 1930s, Clairol faced bad sentiments toward hair colorant products in the US

American consumers attached a stigma to the products

Corporate America did not believe the hair colorant industry was a legitimate business

– Banks refused to finance the company

– Magazines banned ads for hair tints because they seemed too controversial

– In the 1950s they were selling mostly through hair salons in upscale department stores and wanted to expand their new at home, one-step product to the broader market

Opportunity to change patient behavior: Clairol Case Study (2/3)

• Conduct:

– The Miss Clairol campaign was launched in 1956 to:

Dispel the notion that hair coloring was taboo

– Ads used wholesome “girl-next-door” types of women, often with children

Reinforce that Clairol produced natural-looking results

– “Does she…or doesn’t she” ad campaign

– Next, the Lady Clairol campaign was released, appealing to women’s interested in becoming more desirable:

“Is It True… Blondes Have More Fun?”

“The Closer He Gets… The Better You Look!”

Clairol: A Pioneer in Changing

Consumer Behavior

Opportunity to change patient behavior: Clairol Case Study (3/3)

Outcome: Clairol sales, USD, mn

– Completely changed

84

consumer perceptions

+27% p.a.

– Unlocked exponential growth

3 8

40 1955 1969 Proportion of American women coloring their hair, % 75

Does co

lor hair 1955 1967 2012 Does not

hair

Source: McKinsey Consultant 28

Changing the mindset to grow the hair-coloring market

• Does she, or doesn’t she?

Changing the mindset to grow the aesthetics market

Does she, or doesn’t she?

Equally important, does he, or doesn’t he?

How can we do it?

Cracking the Code of Aesthetics

Consumer Untapped Current Physician Trial & Market Products

Insight Experience Potential

Address unmet Deeper Consumer Expanding the beauty needs and insights and range of products product gaps with Training market & procedures to physician based understanding grow the beauty solutions that Clinicals market in your Identify and deliver real results overcome barriers practice

New Ways of doing DTC

Examples; Hair Quality care (less product, more need from skincare based) Creating new Loss, Dark experts Fully leverage WOM / categories (i.e., Circles / bags Digital Viagra)

under eyes Patient CRM Tap into key life-stage events / age milestones

Agenda

Valeant Overview

– Operating principles

– Business

– Innovation model

Why we love aesthetics

– Current market dynamic

– Opportunity for massive expansion

• Allergan

– Update on acquisition

– What we want to do with Allergan aesthetics

Ongoing role of advisory committee

What we plan to achieve to ensure the Allergan deal creates value for everyone

Aesthetics

– Significantly expand the market in both North America and the rest of the world

Ophthalmology

– Accelerate growth by leveraging scale from both companies’ product portfolios

Neurology

– Accelerate growth by leveraging scale from both companies’ product portfolios

Urology

– Build out platform and achieve greater scale via R&D and M&A

Dermatology

– Accelerate growth by leveraging Valeant’s footprint

Emerging markets

– Accelerate growth by leveraging Valeant’s footprint

Allergan Update

Presented requests for Special Meeting to Allergan from stockholders of over 35% of

Allergan’s outstanding share

Special meeting called for Dec. 18th

At Special Meeting, Allergan stockholders will vote on resolutions to:

– Remove six members of Allergan’s current board of directors

– Request that Allergan board of directors appoint a slate of 6 new independent directors

– Amend Allergan’s bylaws to provide for, among other things, simplified mechanics to call a special meeting

– Request that the Allergan board of directors promptly engage in good faith discussions with Valeant

We are confident that Allergan shareholders will agree that there is tremendous strategic and financial logic in the Allergan-Valeant combination.

Guiding principles for Allergan integration

Great ideas come from everywhere. We will listen to our physician customers, employees from Allergan and Valeant, R&D partners, and patients for their advice and ideas

Existing physician and Allergan employee relationships really matter. Our intent is to keep all Allergan sales representatives who are performing at acceptable levels.

We will focus and expand resources aimed at accelerating untapped/high growth assets.

We look for your help in understanding priorities for our physician customers and we are committed to incorporating your advice into all integration decisions.

Issues identified from Medicis integration informed B+L integration

Approach Outcome

Medicis • Focused on best raw talent in • Disruption with customers, both sales and marketing over limited acceleration of growth maintaining relationships • Mix of employee sentiments

Took cultural integration for depending on fit in Valeant granted culture

Focused on maintaining Maintained strong customer

B+L relationships and investing in relationships and were able to customer activities, no US sales further accelerate growth force cuts

Focused on making sure leaders Strong employee sentiment and fit, understood, and enjoyed satisfaction Valeant culture

Collaborative on all decisions, business leadership with autonomy to make integration decisions

Outcomes from B+L integration will inform Allergan integration

Initial thoughts for Allergan Aesthetics integration

Maintain majority of Allergan aesthetics team; keep relationships in place between the company and physicians

– Injectables, Breast Aesthetics, Devices: Plan to maintain field force, no overlapping sales team

– Obagi and Skinmedica: Expectation to maintain separate sales teams given unique product offerings

Keep late stage R&D programs and high potential early stage programs

Emphasize commercial efforts on growing the market with a focus on the physician practice

– Help recruit new patients to physician offices

– Develop physician loyalty programs to support physician empowerment

– Expand opportunities and new products for your practice (e.g., eye whitening, aesthetic contact lenses)

Agenda

• Valeant Overview

– Operating principles

– Business

– Innovation model

• Why we love aesthetics

– Current market dynamic

– Opportunity for massive expansion

• Allergan

– Update on acquisition

– What we want to do with Allergan aesthetics

Ongoing role of advisory committee

Our future, working together

Your continued advice and guidance as we plan for the integration of Allergan and build our leadership position in aesthetics

Going forward we will meet both formally and ad hoc as we look to this group for advice on how we can “crack the code”:

– How together we can best engage patients and grow the market

– Review and input on pipeline and new technologies

– Integration plan for Allergan

– How we should communicate to you and your peers

– How to enhance product loyalty programs

Objectives of this meeting

Thank you for coming to our initial Steering Committee/Physician Board Meeting- you are here because each of you are indisputable thought-leaders and practitioners and are among the highest regarded physicians by your peers

• Our objective over the next two days is to get your feedback, advice, and guidance on how Valeant can become the leader in aesthetics and turbo-charge the overall growth of the aesthetics market

By the time we leave, we want to understand what is most important to you- specifically how we can best:

– Accelerate the growth of the aesthetic market

– Prepare for an integration of Valeant and Allergan to create the world’s best aesthetics company

– Determine how we best interact with our Steering Committee/Physician Board going forward

– Serve you, our customers, and your patients both now and in the future